Filed pursuant to Rule 433
Registration Statement No. 333-160871

This Letter is being mailed to shareholders

October 12, 2009

Dear Zion Stockholder...

ZION'S NEW RIGHTS OFFERING IS STARTING

RECORD DATE: October 19, 2009

Zion's Rights Offering has been declared effective by the Securities and Exchange Commission and can now begin.

Everyone who is a stockholder on the record date of October 19, 2009 will have the right to purchase additional shares of stock at $5.00 each.

Within approximately two weeks, you should receive a Prospectus containing detailed information about this new Rights Offering.  If for some reason you have not received a prospectus by November 6, 2009, please notify us immediately at 1-888-891-9466 and we will make sure one is sent to you.

In June 2009, we raised gross proceeds of $21 million from a rights offering to common stockholders in which we issued 4.2 million shares of our common stock.  In fact, the offering was oversubscribed and we had to return over $1 million since we didn’t have enough shares available in that offering.

Because there were so many shareholders who were not able to purchase all the shares they wanted and as we have a multi-well drilling program, we decided to carry out another rights offering at the same $5.00 per share subscription price.

Under the terms of the Rights Offering, stockholders have the right to purchase twenty three (23) shares of stock for every one hundred (100) shares of common stock owned on the record date (0.23 subscription rights for each share of common stock owned on the record date). Each subscription right entitles you to purchase one share of stock at $5.00 per share.  For example, an owner of 1,000 shares of Zion stock on the record date will have the right (but not the obligation) to purchase an additional 230 (1,000 x 23/100) shares of Zion stock at $5.00 each (regardless what the market price is at that time).

Should the rights offering be fully subscribed, the company would receive gross proceeds of $18 million, to be used for Zion's multi-well drilling program.

If you were among the many hundreds of our stockholders who did not receive as many $5.00 shares as you subscribed for, this is your 'second chance' opportunity. Of course, this offer is open to everyone who is a stockholder of record on the record date.

Please note that, unlike the previous offering, this Rights Offering may be terminated 'early', at our sole discretion. However, we would give at least two business days' notice. If the offering is terminated early, then we will accept all valid subscriptions received by the time of early termination and shares will be issued for all subscriptions accepted by us as soon as practicable thereafter.

As subscriptions will not be accepted after the announced termination date, please send your subscription agreement to us without delay if you wish to participate in the rights offering, so that you don’t miss this opportunity.

As with our June 2009 offering, we are allowing 'over-subscriptions'. The over-subscription right allows shareholders who are exercising all of their basic subscription rights an opportunity to purchase the shares that are not being purchased by other shareholders. If an insufficient number of shares are available to fully satisfy all over-subscription right requests, as happened last time, the available shares will be distributed proportionately among rights holders who exercise their over-subscription right based on the number of shares each rights holder subscribed for under the basic subscription right.

Please note that all subscriptions, including oversubscriptions, take place during the same time period.  There will NOT be a subsequent time for you to "oversubscribe" after the initial subscription period so your subscription agreement should include all the shares for which you want to subscribe.

As always, thank you for your support!

Psalm 51:18 - In your good pleasure, make Zion prosper...

Thank you for your continued support of Zion, and

Shalom from Israel

Richard Rinberg
CEO of Zion Oil & Gas, Inc.
www.zionoil.com

NOTICE
Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466).